FordCredit

Kenneth R. Kent                                     One American Road
Vice Chairman, Chief Financial Officer              Dearborn, Michigan 48126
and Treasurer
                                                        January 12, 2010

VIA EDGAR AND E-MAIL
--------------------

Mr. Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Ford Motor Credit Company LLC
          Form 10-K for the Fiscal Period Ended December 31, 2008
          Form 10-Q for the Fiscal Period Ended September 30, 2009 File Number 001-06368
          ---------------------

Dear Mr. Vaughn:

     The following is in response to the comments and requests for information set forth in the Staff's letter of December 28, 2009 regarding the Annual Report on Form 10-K for the Year Ended December 31, 2008 (the "2008 10-K") and Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2009 (the "Third Quarter 2009 10-Q") filed by Ford Motor Credit Company LLC ("Ford Credit"). For the convenience of the Staff, each comment is repeated verbatim with Ford Credit's response immediately following.

Form 10-K for the Fiscal Year Ended December 31, 2008
-----------------------------------------------------
Cover Page
----------

     1. It appears that you have a significant principal amount outstanding under your demand notes programs. Please advise the staff regarding the number of classes of demand notes currently outstanding and the number of beneficial and record holders of each class of notes.

     We have only one class of demand notes outstanding, the Ford Interest Advantage Floating Rate Demand Notes (the "Notes"), which we refer to as the Ford Interest Advantage program. The sale of these Notes was registered by Ford Credit pursuant to its Registration Statement on Form S-3 filed December 19, 2008 (File No. 333-156360). Each Note issued and outstanding may be beneficially held by an individual, by two or more persons who own the Note jointly, or by a trust. In each case, the beneficial holder may own one or more Notes.

     There were approximately 79,000 and 70,000 Notes issued and outstanding as of December 31, 2008 and September 30, 2009, respectively. As disclosed on page 30 of our 2008 10-K, the aggregate principal amount outstanding of the Notes outstanding was about $2 billion at December 31, 2008. The aggregate principal amounts outstanding as of December 31, 2008 and December 31, 2007 are disclosed on pages 32 and FC-27 of our 2008 10-K. As disclosed on page 17 of our Third Quarter 2009 10-Q, the aggregate principal amount outstanding of the Notes was about $3.1 billion at September 30, 2009.

Item 9B.  Other Information
---------------------------

     2. Please tell us how you concluded the events disclosed under Item 5 of your quarterly reports for the periods ended March 31 and September 30, 2009 did not require disclosure on form 8-K.

     The events disclosed under Item 5 of our quarterly reports on Form 10-Q for the periods ended March 31 and September 30, 2009 did not require disclosure on Form 8-K because the events were substantially below the disclosure thresholds set forth in Item 2.01 (Completion of Acquisition or Disposition of Assets), did not involve material charges that would have required disclosure under Item 2.05 (Costs Associated with Exit or Disposal Activities), and did not involve material impairments that would have required disclosure under Item 2.06 (Material Impairments). In future filings, we will disclose any required disclosures in the Other Information section of our Forms 10-K and 10-Q, and any optional disclosures, such as those contained in Item 5 of our quarterly reports on Form 10-Q for the periods ended March 31 and September 30, 2009, in the MD&A section of our Forms 10-K and 10-Q.

Form 10-Q for the Quarterly Period Ended September 30, 2009
-----------------------------------------------------------
Item 4.  Controls and Procedures, page 51
-----------------------------------------

     3. We note that you changed the wording of the portion of your 10-Q responsive to Item 4A of Form 10-Q and Item 308(c) of Regulation S-K. Please tell us regarding any factual changes which caused your wording to change from referring to changes in your internal control over financial reporting to instead indicate that there have not been any "significant changes in (Ford Motor Credit's) business processes or practices." Please also provide your analysis as to how you concluded that your revised disclosure was consistent with Item 308(c) of Regulation S-K.

     We believe the only changes that could be made that would have a material impact on our internal control over financial reporting would be those related to business processes or practices. Beginning with our Form 10-Q for the quarter ended June 30, 2009, we started using the phrase "significant changes in our internal control over financial reporting" which we believe complies with Item 308(c) of Regulation S-K because the phrase is broader than (and includes) "material changes in our internal control over financial reporting." In future filings, however, we will revert to our original wording and indicate when appropriate "there were no changes in internal control over financial reporting during the [quarter ended _____ ] that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting."

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations Government-Sponsored Securitization Funding Programs, page 39
------------------------------------------------------------------------

     4. Given the continuing significance of TALF and other government programs to your operations, please revise future filings to disclose the following information:

          - For each period presented, please provide a quantified roll forward of your funding activity for each of the government programs in which you participate.

          - Disclose if these loans carry interest rates that are commensurate with market rates. Disclose the approximate benefit you receive from rates that are below market rates, if applicable.

          - Disclose any known risks that one of more of these plans will be discontinued or curtailed. Disclose any alternative sources of funding if this were to happen and discuss the impact on your liquidity.

     We have participated in government-sponsored securitization programs to enhance the liquidity and marketability of our asset-backed securities during the recent market disruptions. In our 2009 10-K Report and other future filings as appropriate, we will disclose the beginning and ending outstanding funding balances and the funding activity during the period for each government-sponsored securitization program in which we received a material amount of funding during the period presented or had a material balance at the end of the period presented. To the extent a comparable market interest rate is available, we will disclose the market rate and the rate available to us under the government program and/or disclose the benefits associated with our access to such program. We will also disclose for each program where we had a material balance at the beginning of the period, or had a material amount of funding activity for the period, why we utilized or stopped utilizing such program, as well as the known risks if such program is curtailed and our plans for replacing such source of funding at the end of the program.

                                     * * *
     In connection with our responses to your comments, we acknowledge that:

- We are responsible for the adequacy and accuracy of the disclosure in our filings;

- Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

- We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or comments regarding the responses set forth above, please call Jane Carnarvon at (313) 248-1496, Corey MacGillivray at (313) 845-4932, or me at (313) 845-0170.

                                                Sincerely,

                                                /s/ Kenneth R. Kent
                                                -------------------

                                                Kenneth R. Kent
                                                Vice Chairman, CFO and Treasurer

cc: Lewis W. K. Booth, Chief Financial Officer, Ford Motor Company Jane Carnarvon, Vice President of Accounting
     Corey MacGillivray, Counsel